SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               THE WMF GROUP, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    929289106
                                 (CUSIP Number)

James M. Better                               Jeffrey J. Rosen, Esq.
Capricorn Investors II, L.P.                  O'Melveny & Myers LLP
c/o Capricorn Holdings, LLC                   The Citicorp Center
30 East Elm Street                            153 East 53rd Street, 54th Floor
Greenwich, Connecticut  06830                 New York, New York 10022-4611
(203) 861-6600                                (212) 326-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 1998
                        ---------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number 929289106
             ---------

                               Page 1 of 11 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Winokur Holdings, Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           78,925
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                   78,925
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         78,925
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.3%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

----------------
* Assumes 6,164,383 shares of Common Stock outstanding as of December 22, 1998, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares (as defined below) issuable upon the conversion of all shares of Class A Preferred Stock (as defined below) held by Capricorn II, (iii) 132,806 Stand-By Shares (as defined below) committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement (as defined below), and
(iv) 5,000 shares of Common Stock issuable upon exercise of the 1997 Option (as defined below).

                               Page 2 of 11 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Investors II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                        1,701,012
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                1,701,012
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,701,012
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.6%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

----------------

* Assumes 6,164,383 shares of Common Stock outstanding as of December 22, 1998, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares issuable upon the conversion of all shares of Class A Preferred Stock held by Capricorn II, (iii) 132,806 Stand-By Shares committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, and
(iv) 5,000 shares of Common Stock issuable upon exercise of the 1997 Option.

                               Page 3 of 11 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Capricorn Holdings, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                          1,701,012
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                  1,701,012
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,701,012
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.6%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

----------------
* Assumes 6,164,383 shares of Common Stock outstanding as of December 22, 1998, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares issuable upon the conversion of all shares of Class A Preferred Stock held by Capricorn II, (iii) 132,806 Stand-By Shares committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, and
(iv) 5,000 shares of Common Stock issuable upon exercise of the 1997 Option.

                               Page 4 of 11 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Herbert S. Winokur, Jr.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                        1,779,937
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                1,779,937
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,779,937
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         28.9%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

----------------
* Assumes 6,164,383 shares of Common Stock outstanding as of December 22, 1998, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares issuable upon the conversion of all shares of Class A Preferred Stock held by Capricorn II, (iii) 132,806 Stand-By Shares committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, and
(iv) 5,000 shares of Common Stock issuable upon exercise of the 1997 Option.


                               Page 5 of 11 Pages

         This Amendment No. 3 to Schedule 13D (the "SCHEDULE 13D"), which was filed on November 25, 1997, by Capricorn Investors, L.P. ("CAPRICORN I"), Capricorn Holdings, G.P. ("CAPRICORN HOLDINGS, G.P."), Winokur Holdings, Inc. ("WINOKUR HOLDINGS"), Herbert S. Winokur, Jr. ("WINOKUR"), Capricorn Investors II, L.P. ("CAPRICORN II") and Capricorn Holdings, LLC ("CAPRICORN HOLDINGS, LLC"), as amended by Amendment No. 1 filed on January 9, 1998 by Winokur Holdings, Capricorn II, Capricorn Holdings, LLC, and Winokur, and as amended by Amendment No. 2 filed on October 16, 1998, by Winokur Holdings, Capricorn II, Capricorn Holdings, LLC, and Winokur, and which relates to shares of Common Stock, par value $.01 per share ("COMMON STOCK"), of The WMF Group, Ltd. (the "COMPANY"), hereby amends Items 3, 4, 5, 6 and 7 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

         This Amendment No. 3 assumes that the number of shares of Common Stock outstanding as of December 22, 1998 was 6,164,383 shares, comprised of (i) 5,299,383 shares of Common Stock outstanding on December 22, 1998, according to the Company's 10-Q/A filed on December 22, 1998, (ii) 727,194 Conversion Shares (as defined below) issuable upon the conversion of all shares of Class A Preferred Stock (as defined below) held by Capricorn II, (iii) 132,806 Stand-By Shares (as defined below) which Capricorn II has committed to purchase pursuant to the Stand-By Purchase Agreement (as defined below), and (iv) 5,000 shares of Common Stock issuable upon exercise of an option acquired by Capricorn II on December 8, 1997 (the "1997 OPTION")*.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information previously furnished in response to this item is amended by adding thereto the following:

         On December 31, 1998, pursuant to a Stock Purchase Agreement dated as of October 16, 1998 and executed on December 31, 1998, among the Company, Demeter Holdings Corporation, ("DEMETER"), Phemus Corporation ("PHEMUS"), Harvard Private Capital Holdings, Inc. ("HARVARD") and Capricorn II (in the form attached hereto as Exhibit 7, the "STOCK PURCHASE AGREEMENT"), Capricorn II purchased an aggregate of 727,194 shares (the "CAPRICORN SHARES") of non-voting, convertible preferred stock, par value $.01 per share (the "CLASS A PREFERRED STOCK") for an aggregate purchase price of $3,335,638.88. Demeter, Phemus and Capricorn II are hereinafter individually referred to as an "INVESTOR" and, collectively, as the "INVESTORS".

         Pursuant to the Stock Purchase Agreement, the aggregate purchase price of $3,335,638.88 paid by Capricorn II for the Capricorn Shares was applied by the Company towards the repayment of $3,335,638.88 in principal of and accrued interest on outstanding notes purchased by Commercial Mortgage Investment Trust, Inc. ("CMIT") from the Company on September 4, 1998 (the "CMIT NOTES"). Pursuant to the Stock Purchase Agreement, simultaneously with the closing of the sale of the Class A Preferred Stock, CMIT applied the

----------------
* The 1997 Option is subject to adjustments in accordance with the terms thereof and became exercisable on June 8, 1998, at an exercise price of $9.15 per share. The 1997 Option was granted by the Company to Capricorn II as compensation for Winokur's service as a director of the Company.

                               Page 6 of 11 Pages
proceeds  from such  repayment  of CMIT Notes to redeem  3,219  shares of CMIT's
Class C non-voting preferred stock (the "CMIT SERIES C PREFERRED") held by Capricorn II.

         In connection with the closing of the sale of the Class A Preferred Stock, on December 31, 1998 Capricorn II executed a Stand-By Purchase Agreement dated as of October 16, 1998 among the Company, Demeter, Phemus, and Capricorn II (in the form attached hereto as Exhibit 8, the "STAND-BY PURCHASE AGREEMENT") pursuant to which Capricorn II committed to purchase from the Company up to an aggregate of 132,806 Stand-By Shares (as defined below) at a price of $5.00 per share. The closing of the purchase of any Stand-By Shares is expected to occur as soon as practicable following the expiration of the exercise period of the Rights (as defined below) issued in the Rights Offering (as defined below). In addition, pursuant to the Stock Purchase Agreement Capricorn II also agreed to the cancellation of warrants (the "WARRANTS") to purchase 240,000 shares of Common Stock at $11.25 per share held by Capricorn II.

         Also, on December 31, 1998 Capricorn II acquired an option to purchase 5,000 shares of Common Stock from the Company (the "1998 OPTION"). The 1998 Option becomes exercisable on July 1, 1999 at an exercise price per share equal to the fair market value of the Common Stock on December 31, 1998, subject to adjustments in accordance with the terms of the 1998 Option. The 1998 Option was granted by the Company to Capricorn II as compensation for Winokur's service as a director of the Company. In this Amendment No. 3, the shares issuable pursuant to the 1998 Option are not deemed beneficially owned by the filing persons, as the 1998 Option becomes exercisable on July 1, 1999.

ITEM 4.  PURPOSE OF TRANSACTION

         The information previously furnished in response to this item is amended to read as follows:

         Pursuant to the Stock Purchase Agreement, on December 31, 1998 Capricorn II acquired from the Company the Capricorn Shares for an aggregate purchase price of $3,335,638.88, Demeter acquired from the Company an aggregate of 2,757,633 shares of Class A Preferred Stock for an aggregate purchase price of $12,649,262.57, and Phemus acquired from the Company an aggregate of 151,145 shares of Class A Preferred Stock, for an aggregate purchase price of $693,302.11.

         In accordance with the Stock Purchase Agreement, the Company has agreed to distribute on a pro rata basis transferable rights (each a "RIGHT") to all holders of record of Common Stock on a record date to be determined by the Board of Directors of the Company. Such holders will receive 1.072 Rights for each share of Common Stock held by them on such record date. The number of Rights issued to each shareholder will be rounded up or down to the nearest whole number. Each Right will entitle the holder thereof to purchase one share of Common Stock for $5.00 per share (the "RIGHTS OFFERING"). The Investors agreed pursuant to the Stock Purchase Agreement that (i) after the date of the Stock Purchase Agreement and until the day following the first to occur of (A) the record date for the Rights Offering and (B) June 30, 1999, they will not transfer in any manner any of the shares of Common Stock "beneficially owned" by them (as determined pursuant to Rule 12d-3 under the Securities Exchange Act of 1934, as amended) or owned by them as of record, (ii) they will not exercise or transfer in any manner any of the Rights received by them with respect to any of such shares, and (iii) neither


                               Page 7 of 11 Pages
they nor any of their affiliates (which term, in the case of Capricorn II, will not include any of its limited partners or the limited partners or general partners of Capricorn I or any of Capricorn II's affiliates) will purchase or otherwise acquire from any person other than the Company any other Rights.

         Pursuant to the Stand-By Purchase Agreement, the Investors have agreed to purchase from the Company as soon as practicable following the expiration of the exercise period of the Rights issued in the Rights Offering up to an aggregate of 664,028 shares of Common Stock (the "STAND-BY SHARES") not subscribed for by other shareholders of the Company in the Rights Offering, including pursuant to any oversubscription privilege (the "AVAILABLE SHARES") at a purchase price of $5.00 per share. Of the Available Shares, each of Capricorn II, Demeter and Phemus will purchase up to the maximum amount of its respective individual commitment to purchase Stand-By Shares (132,806, 503,619 and 27,603 shares, respectively). If the number of Available Shares is less than the maximum number of Stand-By Shares, then each Investor will purchase a number of Stand-By Shares calculated by multiplying the number of Available Shares by a fraction, the numerator of which will be the maximum amount of such Investor's individual commitment to purchase Stand-By Shares and the denominator of which is the maximum aggregate number of Stand-By Shares.

         At the closing of the sale of the Class A Preferred Stock, 1,200,000 Warrants held by Harvard and Capricorn II were automatically canceled and retired, including 240,000 Warrants held by Capricorn II which were acquired in accordance with the terms of the Subscription Agreement, dated September 4, 1998 among CMIT, Harvard, Capricorn II, and the Company.

         Each share of Class A Preferred Stock is convertible at the option of the holder thereof at any time into (i) one share of Common Stock, adjusted as provided in the Certificate of Designations, Preferences and Rights of the Class A Preferred Stock attached hereto as Exhibit 9 (the "CERTIFICATE OF DESIGNATIONS"), plus (ii) an additional number of shares of Common Stock having a fair market value on the date of conversion equal to accrued but unpaid cash dividends through the conversion date on such share of Class A Preferred Stock. The Class A Preferred Stock is subject to mandatory conversion on the earlier of
(i) the date upon which the Company receives notice that the mandatory conversion has received any necessary approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), from the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or other agency having jurisdiction or (ii) the date immediately following the date upon which any waiting period applicable to the mandatory conversion under the HSR Act expires or is terminated without any action by the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or other agency having jurisdiction to enjoin the mandatory conversion. In the mandatory conversion, each share of Class A Preferred Stock is convertible into one share of Common Stock, adjusted as provided in the Certificate of Designations. The Class A Preferred Stock is also subject to optional redemption by the Company for a cash price determined as provided in the Certificate of Designations. The Common Stock issuable upon conversion (whether optional or mandatory) of the Class A Preferred Stock is hereinafter referred to as the "CONVERSION SHARES".

         In accordance with the terms of the Stock Purchase Agreement, simultaneously with the closing of the sale of the Class A Preferred Stock, the Company applied the proceeds from the sale of the Class A Preferred Stock to partially repay the CMIT Notes. CMIT applied

                               Page 8 of 11 Pages
the proceeds of such partial repayment of CMIT Notes to redeem shares of CMIT Series C Preferred held by Harvard and Capricorn II (which were sold to Harvard and Capricorn II to fund the purchase of the CMIT Notes). In addition, simultaneously with the closing of the Rights Offering, the Company will use the proceeds of the Rights Offering and the sale of any Stand-By Shares to pay all remaining amounts outstanding with respect to the CMIT Notes and, to the extent that any such proceeds remain, as working capital.

         Pursuant to the Stock Purchase Agreement, if the CMIT Notes are not fully repaid simultaneously with the closing of the Rights Offering (whether out of proceeds from the Rights Offering, the Stand-By Shares or otherwise), at the option of Harvard and Capricorn, CMIT will tender to the Company any remaining CMIT Notes and the Company will issue shares of Common Stock or, in the event the Class A Preferred Stock has not been converted into Common Stock, shares of Class A Preferred Stock, at a price of $5.00 per share (whether such shares be Common Stock or Class A Preferred Stock) in exchange therefor. The number of shares of Common Stock or Class A Preferred Stock, as the case may be, to be issued upon such conversion is to be calculated by dividing the outstanding principal balance, and any accrued but unpaid interest thereon, of the CMIT Notes to be converted by $5.00 (the "CMIT CONVERSION SHARES"). Harvard and Capricorn may exercise the foregoing conversion option by giving written notice to CMIT and the Company of the principal amount (and such accrued interest) of CMIT Notes to be so converted within 10 business days following the payment of amounts outstanding with respect to the CMIT Notes following the closing of the Rights Offering. The closing of any conversion of CMIT Notes will take place on the tenth business day following receipt by CMIT and the Company of a notice of conversion, or within 5 business days after the date upon which all applicable waiting periods under the HSR Act will have expired or been terminated. Pursuant to the Stock Purchase Agreement, CMIT agreed that it will apply all of the proceeds of the repayment of the CMIT Notes to redeem immediately shares of CMIT Series C Preferred held by the Investors and Harvard as provided in CMIT's amended and restated articles of incorporation. In the event any portion of the CMIT Notes are converted into CMIT Conversion Shares as described above, each share of the CMIT Series C Preferred then held by the Investors and Harvard will be immediately exchanged for a number of CMIT Conversion Shares equal to (1) the aggregate number of CMIT Conversion Shares divided by (2) the number of shares of CMIT Series C Preferred then held by the Investors and Harvard, with the Investors and Harvard receiving only shares of Class A Preferred Stock to the extent the CMIT Conversion Shares include any shares of Class A Preferred Stock.

         The Conversion Shares, any CMIT Conversion Shares which are shares of Common Stock and the Stand-By Shares will be Registrable Shares for purposes of the Registration Rights Agreement, dated June 12, 1998, between the Company, Harvard and Capricorn II (as amended from time to time, the "REGISTRATION RIGHTS AGREEMENT"). Pursuant to the Stock Purchase Agreement and the Stand-By Purchase Agreement, the Company, the Investors and Harvard agreed that the Registration Rights Agreement will be binding upon and inure to the benefit of Demeter and Phemus. In connection with the closing of the sale of the Class A Preferred Stock, the Company, the Investors and Harvard executed an amendment (the "REGISTRATION RIGHTS AMENDMENT") to the Registration Rights Agreement to confirm the rights and responsibilities of Demeter and Phemus under the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, Capricorn and the other Investors will have the right to cause the Company, subject to certain exceptions, to register the Registrable Shares under the Securities Act of 1933, as amended. The Registration Rights Agreement and the Registration Rights Amendment are attached hereto as Exhibit 10.

                               Page 9 of 11 Pages

         The acquisition of shares of Class A Preferred Stock and rights to acquire Common Stock by Capricorn II described herein were effected in accordance with the stated intention of Capricorn II, Capricorn Holdings, LLC and Winokur to acquire a significant equity position in the Company and to influence the management, policies and activities of the Company, as previously described in Item 4 of the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended to read as follows:

         Based upon 5,299,383 shares of Common Stock outstanding as of December 22, 1998, as reported by the Company in its 10-Q/A filed on December 22, 1998, 727,194 Conversion Shares issuable upon the conversion of all shares of Class A Preferred Stock held by Capricorn II, 132,806 Stand-By Shares committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, and giving effect to the issuance of all 5,000 shares of Common Stock pursuant to the 1997 Option, (a) Winokur Holdings is the direct beneficial owner of 78,925 shares of Common Stock, and Winokur is the indirect beneficial owner of the shares of Common Stock held by Winokur Holdings; Capricorn II is the direct beneficial owner of 1,701,012 shares of Common Stock, and Capricorn Holdings, LLC and Winokur are the indirect beneficial owners of the shares of Common Stock held by Capricorn II; and Winokur is the indirect beneficial owner of the 1,779,937 shares of Common Stock held through Winokur Holdings and Capricorn II; and (b) Winokur Holdings is the direct beneficial owner of shares equal to approximately 1.3% of the number of shares of Common Stock that were then outstanding; Capricorn II is the direct beneficial owner of shares equal to approximately 27.6% of the number of shares of Common Stock that were then outstanding; Capricorn Holdings, LLC is the indirect beneficial owner of shares equal to approximately 27.6% of the number of shares of Common Stock that were then outstanding; and Winokur is the indirect beneficial owner of shares equal to approximately 28.9% of the number of shares of Common Stock that were then outstanding.

         Based upon 5,299,383 shares of Common Stock outstanding as of December 22, 1998, as reported by the Company in its 10-Q/A filed on December 22, 1998, 727,194 Conversion Shares issuable upon the conversion of all shares of Class A Preferred Stock held by Capricorn II, 132,806 Stand-By Shares committed to be purchased by Capricorn II pursuant to the Stand-By Purchase Agreement, and giving effect to the issuance of all 5,000 shares of Common Stock pursuant to the 1997 Option, (a) Winokur Holdings and Winokur may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 78,925 shares of Common Stock held directly by Winokur Holdings, (b) Capricorn II, Capricorn Holdings, LLC and Winokur may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 1,701,012 shares of Common Stock held directly by Capricorn II, and (c) Winokur may be deemed to share the power to vote or to direct the vote of, and to share the power to dispose or to direct the disposition of, 1,779,937 shares of Common Stock held through Winokur Holdings and Capricorn II.

                               Page 10 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         For information relating to the Stock Purchase Agreement, the Stand-By Purchase Agreement, the Registration Rights Agreement and the 1998 Option, see Items 3 and 4 above. The information regarding such agreements set forth in Items 3 and 4 is qualified in its entirety by the provisions of such agreements, copies of which are Exhibits 7, 8, 10 and 11, respectively, to this Amendment No. 3 to Schedule 13D. For information relating the preferences and rights of the Class A Preferred Stock, see Item 4 above. The information regarding the preferences and rights of the Class A Preferred Stock set forth in Item 4 is qualified in its entirety by the description of such preferences and rights set forth in Exhibit 9 to this Amendment No. 3 to Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information previously furnished in response to this item is amended to add the following:

Exhibit 7 -   Stock Purchase Agreement by and among The WMF Group, Ltd., Harvard
              Private Capital  Holdings,  Inc.,  Demeter  Holdings  Corporation,
              Phemus  Corporation  and Capricorn  Investors II, L.P. dated as of
              October 16, 1998.

Exhibit 8 -   Stand-By  Purchase  Agreement  by and among The WMF  Group,  Ltd.,
              Demeter Holdings  Corporation,  Phemus Corporation,  and Capricorn
              Investors II, L.P., dated as of October 16, 1998.

Exhibit 9 -   Certificate  of  Designations,  Preferences  and Rights of Class A
              Non-Voting Convertible Preferred Stock of The WMF Group, Ltd.

Exhibit 10 -  Registration  Rights  Agreement by and among The WMF Group,  Ltd.,
              Harvard Private Capital Holdings, Inc., and Capricorn Investors II, L.P., dated as of June 12, 1998, and Amendment to Registration Rights Agreement, dated as of October 16, 1998 by and among The WMF Group, Ltd., Harvard Private Capital Holdings, Inc., Demeter Holdings Corporation, Phemus Corporation and Capricorn Investors II, L.P.

Exhibit 11 -  Non-Employee  Director Award Agreement made and entered into as of the 10th day of December, 1998 by and between The WMF Group, Ltd. and Capricorn Investors II, L.P., and Key Employee Incentive Plan adopted on October 21, 1997, as amended on December 5, 1997 and further amended on February 24, 1998, of The WMF Group Ltd., constituting Exhibit A thereto.

                               Page 11 of 11 Pages

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 8, 1999
Date



WINOKUR HOLDINGS, INC.



By:  /s/ Herbert S. Winokur, Jr.
   --------------------------------------------
         Herbert S. Winokur, Jr., President

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 8, 1999
Date



CAPRICORN INVESTORS II, L.P.


By: Capricorn Holdings, LLC,
         its General Partner



By:  /s/ Herbert S. Winokur, Jr.
   --------------------------------------------
         Herbert S. Winokur, Jr., Manager

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 8, 1999
Date



CAPRICORN HOLDINGS, LLC



By:  /s/ Herbert S. Winokur, Jr.
   --------------------------------------------
         Herbert S. Winokur, Jr., Manager

                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




January 8, 1999
Date



By:  /s/ Herbert S. Winokur, Jr.
   --------------------------------------------
         Herbert S. Winokur, Jr.